Exhibit 107

CALCULATION OF FILING FEE TABLES

SCHEDULE 14A
(Form Type)

MERITOR, INC.
(Exact Name of Registrant as Specified in Its Charter)
Table 1:  Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$3,069,251,530 (1)	0.0000927	$284,520 (2)
Fees Previously Paid	$0		$0
Total Transaction Value	$3,069,251,530
Total Fees Due for Filing			$284,520
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$284,520

(1)	Aggregate number of securities to which transaction applies:

As of March 17, 2022, the maximum number of shares of common stock to which this transaction applies is estimated to be 84,089,083, which consists of (a) 70,829,212 shares of common stock entitled to receive the per share merger consideration of $36.50; (b) 1,109,844 shares of common stock underlying company restricted stock unit awards entitled to receive the per share merger consideration of $36.50; (c) 8,140,405 shares of common stock issuable upon conversion of the convertible notes, which may be entitled to receive the per share merger consideration of $36.50; (d) 1,112,059 shares of common stock underlying outstanding performance stock unit awards (assuming target levels of performance are deemed satisfied), which may be entitled to receive the per share merger consideration of $36.50; and (e) 2,897,563 additional shares of common stock reserved for issuance under the company equity plans, which may be entitled to receive the per share merger consideration of $36.50.

(2)
Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the product of 84,089,083 shares of common stock and the per share merger consideration of $36.50. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.0000927.